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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*


                                 LCA-Vision Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    501803209
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                                 (CUSIP Number)


                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.   501803209

--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Stephen N. Joffe
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)    [   ]
         (b)    [   ]

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3.       SEC Use Only

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4.       Citizenship or Place of Organization:  United States of America

--------------------------------------------------------------------------------

                     5.     Sole Voting Power:  -0-

                     -----------------------------------------------------------
Number of
Shares               6.     Shared Voting Power:  83,324
Beneficially
Owned by             -----------------------------------------------------------
Each
Reporting            7.     Sole Dispositive Power:  -0-
Person With
                     -----------------------------------------------------------

                     8.     Shared Dispositive Power:  83,324

                     -----------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:  83,324

--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)         [   ]
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9):  0.4%

--------------------------------------------------------------------------------

12.      Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------



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CUSIP NO.   501803209

--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Sandra F.W. Joffe
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)    [   ]
         (b)    [   ]

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization:  United States of America

--------------------------------------------------------------------------------

                     5.     Sole Voting Power:  282

                     -----------------------------------------------------------
Number of
Shares               6.     Shared Voting Power:  83,324
Beneficially
Owned by             -----------------------------------------------------------
Each
Reporting            7.     Sole Dispositive Power:  282
Person With
                     -----------------------------------------------------------

                     8.     Shared Dispositive Power:  83,324

                     -----------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:  83,606

--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)         [   ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):  0.4%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------

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ITEM 1.

(a)      Name of Issuer:  LCA-Vision Inc.

(b)      Address of Issuer's Principal Executive Offices:
         7840 Montgomery Road
         Cincinnati, Ohio  45236

ITEM 2.

(a)      Name of Person Filing:     Stephen N. Joffe
                                    Sandra F.W. Joffe

(b)      Address of Principal Business Office or, if none, Residence:
         LCA-Vision Inc.
         7840 Montgomery Road
         Cincinnati, Ohio  45236

(a)      Citizenship:  United States of America

(b)      Title of Class of Securities:  Common Stock

(c)      Cusip Number:  501803209

ITEM 3.  Not applicable.

ITEM 4.  OWNERSHIP.

(a)      Amount of beneficially owned:  See Item 9 of cover page.*

(b)      Percent of class:  See Item 11 of cover page.

(c)      Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote: See Item 5 of cover page.

         (ii) Shared power to vote or to direct the vote: See Item 6 of cover page.

         (iii)    Sole power to dispose or to direct the disposition of:  See
                  Item 7 of cover page.

         (iv)     Shared power to dispose or to direct the disposition of:  See
                  Item 8 of cover page.

* Stephen N. Joffe and Sandra F.W. Joffe are husband and wife. The totals shown are comprised of (a) 83,324 shares owned jointly by Dr. and Mrs. Joffe and (b) 282 shares issuable to Mrs. Joffe in the event of her exercise of a currently exercisable stock option. The previously reported Grantor Retained Annuity Trusts of each of Dr. and Mrs. Joffe have terminated and been distributed.

  All share amounts are adjusted for a 3-for-2 stock split on December 15, 2004.


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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Dr. and Mrs. Joffe are husband and wife.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

Not applicable.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2005

                                    /s/ Patricia O. Lowry, attorney-in-fact for
                           -----------------------------------------------------
                                    Stephen N. Joffe



                                    /s/ Patricia O. Lowry, attorney-in-fact for
                           -----------------------------------------------------
                                    Sandra F.W. Joffe



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EXHIBIT 1

                                POWER OF ATTORNEY


     I, Stephen N. Joffe, do hereby appoint Timothy E. Hoberg and Patricia O. Lowry, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13 of the Securities and Exchange Act of 1934 and related to LCA-Vision Inc..

     IN WITNESS WHEREOF, I have hereunto set my hand this 17th day of February, 2004.


                                              /s/ Stephen N. Joffe
                                              ---------------------------------
                                              Stephen N. Joffe, M.D.


     I, Sandra F.W. Joffe, do hereby appoint Timothy E. Hoberg and Patricia O. Lowry, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13 of the Securities and Exchange Act of 1934 and related to LCA-Vision Inc..

     IN WITNESS WHEREOF, I have hereunto set my hand this 17th day of February, 2004.


                                            /s/ Sandra F.W. Joffe
                                            ------------------------------------
                                            Sandra F.W. Joffe